TIOMIN RESOURCES INC.

06010717

82-3430

PRESS RELEASE

Drilling at Tiomin's Pukaqaqa copper/gold project confirms potential

RECEIVED
2006 FEB -6 P 3:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 30, 2006. Toronto, Canada. . Tiomin Resources Inc. (TSX: TIO) is pleased to announce that a new mineral resource estimate has been completed on the Pukaqaqa copper/gold deposit. Pukaqaqa, in which Tiomin can earn a 49% interest, is located on a 31.5 sq. km. land package situated 10 km northwest of the town of Huancavelica and 230 km southeast of Lima, Peru.

With a substantial copper resource defined at Pukaqaqa, combined with a strong commodity price environment with spot copper trading at over US$2.20/lb recently, Tiomin is now well positioned to become a diversified mining company with exposure to copper and gold in Peru, as well as titanium (rutile and ilmenite) and zircon in Kenya.

Mining consulting firm AMEC Americas Limited (AMEC) has also been retained to complete a detailed scoping study on the Pukaqaqa deposit. Several development scenarios are being contemplated, including a 15,000 tpd milling operation fed by 13,000 tpd by open pit mining and 2,000 tpd from higher grade underground mineral extraction. The NI 43-101 report summarizing the scoping study is expected to be completed shortly.

Compañía Minera Milpo S.A.A. (Milpo), the project operator, is a Peruvian mining company listed on the Lima Stock Exchange, and a well known operator of copper, zinc and lead mines. Milpo has an excellent track record in the development and operation of low cost mines, such as the El Porvenir mine in Cerro de Pasco, the Chapi copper project and Cerro Lindo polymetallic project and the Ivan copper mine in Chile.

Pukaqaqa Mineral Resource Estimate (1000 % basis)

SUPPL

Category	Cutoff (% Cu)	tonnes ('000)	% Cu	g/t Au	'000 lbs Cu	Au '000 ozs
Measured						
	0.3	191	0.58	0.08	2,441	0.48
	0.4	170	0.61	0.08	2,287	0.44
Indicated						
	0.3	16,933	0.54	0.07	201,590	38.65
	0.4	13,796	0.58	0.07	176,408	32.82
Measured + Indicated						
	0.3	17,124	0.54	0.07	204,031	39.14
	0.4	13,966	0.58	0.07	178,696	33.27
Inferred						
	0.3	114,654	0.6	0.10	1,516,601	353.88
	0.4	93,559	0.66	0.10	1,361,319	312.83

Additional in-fill drilling is expected to convert a significant portion of the Inferred mineral resource into the Measured and Indicated categories.

PROCESSED
FEB 08 2006
THOMSON FINANCIAL

The mineral resource estimate for the Pukaqaqa deposit was prepared by Jorge Hinostroza, Senior Geologist with Compañia Minera Milpo S.A.A. The estimate was reviewed by Doug Reddy, P.Geo, Principal Geologist, AMEC and he is the QP for the estimate.

The 2005 mineral resource model for the Pukaqaqa project contains blocks estimated for copper, and gold in five zones: 1) Gaby Breccia, 2) Monica Breccia, 3) North Blanket, 4) South Blanket, and 5) Raurac Breccia. The resource estimates were prepared as 3-dimensional block models utilizing commercial mine modelling software (MineSight®). Interpolation of copper and gold was by Ordinary Kriging for the North and South Blanket zones and by Inverse Distance for the Gaby, Monica and Raura Breccia zones. AMEC completed a review of the statistics, capping, variography and classification.

The blocks have been classified as Measured, Indicated or Inferred based on the relative confidence in the supporting data for each block. Grades have not been estimated beyond the limits of these classifications. The classified resource is reported according to CIM Definition Standards on Mineral Resources and Mineral Reserves (CIM, 2005); the requirements of disclosure under NI 43-101; and across a range of copper cutoff values.

The database used for the estimate includes information from 117 diamond drill holes, 4 reverse circulation holes and 25 trenches. The database included a total of 23,324 m of drilling, which averages to approximately 190 m per drillhole. In addition there are 931.35 m of samples from within the trenches. This resulted in a total of 8,549 samples and 1,651 composites (5 m downhole composites). All samples were assayed for copper, gold, silver, molybdenum, lead and zinc.

Tiomin can acquire a 49% interest in Milpo's option on the Pukaqaqa deposit by contributing US$1 million in exploration funding and a further US$ 1 million towards cash property payments owed to Rio Tinto Mining and Exploration Ltd. To-date, Tiomin has invested over US$1.7 million. After vesting the 49% interest in the option agreement, Tiomin will contribute 49% of the remaining outstanding cash payments, bringing its total acquisition cost to about $3.6 million.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Bruce Ramsden, CFO ext. 232 or visit our website: www.tiomin.com.